May 14, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561
Attention:	Jennifer Gowetski, Esq. Elaine Wolff, Esq. Amanda Jaffe Kevin Woody
Re:	LiveWorld, Inc. Form 10-SB File No. 0-26657 Filed March 21, 2007
Ladies and Gentlemen:
     On behalf of LiveWorld, Inc. (“LiveWorld” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 20, 2007 relating to the Registration Statement on Form 10-SB (File No. 0-26657) originally filed with the Commission on March 21, 2007, as amended on April 17, 2007 (“Prior Registration Statement Amendment No. 1”).
     On behalf of LiveWorld, we are concurrently withdrawing our previously filed Registration Statement, and filing a new Registration Statement via EDGAR (the “Registration Statement”). For the convenience of the Staff, we are providing to Ms. Gowetski by overnight delivery copies of this letter and marked copies of the Registration Statement, reflecting changes from the Prior Registration Statement Amendment No. 1.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with LiveWorld’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement.

Securities and Exchange Commission
May 14, 2007

General
1.	Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and refiling a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

LiveWorld acknowledges the Staff’s comment and withdraws the previously filed Registration Statement on May 14, 2007 by letter of the same date. LiveWorld has filed a new Registration Statement concurrent with the filing of this letter.
Item 1. Description of Business, page 1
2.	Please provide us with highlighted copies of any article, study or report that you cite in the disclosure. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. For example, we note the reference to www.internetworkstats.com, Time Magazine and Alan Moore on page 4. Please tell us whether any industry reports or studies that you rely on were prepared for you and whether you compensated the parties that prepared these reports or studies. Alternatively, please file the experts’ consent as exhibits to the registration statement.

LiveWorld has provided under separate cover each article, study or report cited in the Registration Statement, and has indicated the specific reference on such materials. LiveWorld supple mentally advises the Staff that no cited material was prepared for it or on its behalf, and no compensation was paid by it or on its behalf for the preparation or use of such materials.
Our History, page 5
3.	We note your disclosure on page 5 regarding your history. Please expand your disclosure in this section and throughout the registration statement to discuss the de-listing of your securities and the reasons for the de-listing.

In response to the Staff’s comments, LiveWorld has revised pages 5 and 18 of the Registration Statement.

Securities and Exchange Commission
May 14, 2007

Our Core Strengths, page 5
4.	We note your list of core strengths. Please revise to clarify that you will have accountability as a public company going forward, but are not currently a reporting company. In addition, please balance the disclosure regarding your strengths with a discussion of your weaknesses, including your lack of a diverse client base as over 65% of your revenue is derived from AOL US and eBay and the expected loss of revenue from AOL US.

In response to the Staff’s comments, LiveWorld has removed the reference to being a public company from the list of core strengths. LiveWorld has also added additional disclosure on page 6 of the Registration Statement identifying certain weaknesses and other risks it faces.
Our Clients, page 6
5.	We note that in July 2006 you entered into a non-exclusive joint venture with WPP PLC. We further note your disclosure on page 13 regarding the warrants that you have issued to WPP. Please expand your disclosure on page 7 to describe these warrants, including any schedule for issuing the warrants, as well as a description of your obligations under the joint venture agreement. In addition, please quantify the amount of warrants that have been issued to date and the amount that can be issued in the future pursuant to the joint venture agreement.

In response to the Staff’s comments, LiveWorld has revised the disclosure on pages 13, 34 and 35 of the Registration Statement to provide the reader the material facts relating to the WPP relationship. Specifically, page 7 of the Registration Statement includes a cross reference to page 34, which contains a more detailed description of the WPP relationship. We believe this cross reference avoids redundancy in the disclosure, while providing the reader a clear roadmap to learn the material facts of the WPP relationship. In addition, the material documents relating to the WPP transaction have been filed with the Registration Statement, allowing readers desiring more detailed information the opportunity to fully understand this complex transaction.
Risk Factors, page 9
6.	We note your statement that: “[t]he risks discussed below as well as other information contained in this registration statement on Form 10-SB, including the consolidated financial statements and the related notes appearing herein, any of which could

Securities and Exchange Commission
May 14, 2007

materially affect our business, financial conditions or results of operations, are not the only risks we face. Additional risks and uncertainties not currently known to us or that we deem to be immaterial could also materially and adversely affect our business, financial condition and results of operations.” Please revise to clarify that all material risks are presented in this section. It is not appropriate to indicate that additional risk factors not included in the registration statement exist or that existing risks that management deem to be immaterial may, at a later date, be material. All material risk factors should be described in the registration statement and risks that are deemed to be immaterial should not be referenced.

In response to the Staff’s comments, LiveWorld revised the disclosure at page 9 of the Registration Statement.
Fluctuations in quarterly operating results..., page 9
7.	We note that your operating results will fluctuate from quarter to quarter and your revenue will fluctuate especially with your largest clients. Please expand your disclosure to briefly explain the reasons why your revenue will fluctuate.

In response to the Staff’s comments, LiveWorld revised the disclosure at page 9 of the Registration Statement.
Our revenue is highly concentrated in two clients..., page 10
8.	We note your statement that your revenue from these clients can change rapidly with little notice. Please expand your disclosure to explain how the revenue can change with little notice. In addition, please clarify, if true, that AOL US and eBay account for 67% of your revenue.

In response to the Staff’s comments, LiveWorld revised the disclosure at page 10 of the Registration Statement.

9.	We note that some of your agreements allow for modifications and cancellations with little or no notice, and in some events without paying an early termination penalty. Please expand your disclosure to clarify whether your agreements with AOL US and eBay allow for modifications and cancellations with little or no notice and whether these agreements provide early termination penalties.

Securities and Exchange Commission
May 14, 2007

In response to the Staff’s comments, LiveWorld revised the disclosure at page 10 of the Registration Statement.
We are parties to a joint venture agreement..., page 13
10.	We note that pursuant to the terms of the joint venture and associated agreements you have issued warrants to purchase your common stock to WPP and may be required to issue additional warrants based on the future performance of the joint venture. Please expand your disclosure to quantify the number of warrants that have been issued and clarify how the LiveWorld revenue resulting from the joint venture and the number of shares of your capital stock that are issued or issuable over the next four years impact the number of warrants that may be issued.

In response to the Staff’s comments, LiveWorld revised the disclosure at page 13 of the Registration Statement.
We depend on third-party software..., page 15
11.	We note that you depend on third-party software to deliver specified aspects of your services. Please expand your disclosure to describe the aspects of your services that rely on this third-party software.

In response to the Staff’s comments, LiveWorld revised the disclosure at page 15 of the Registration Statement.
We may be subject to litigation over intellectual property rights..., page 16
12.	We note that other parties may assert claims of infringement of intellectual property or other proprietary rights against you and that you have been subject to such claims in the past. Please expand your disclosure to briefly describe the claims to which you have been subject in the past and how they have impacted your business.

In response to the Staff’s comments, Liveworld revised the disclosure at page 16 of the Registration Statement. LiveWorld supplementally advises the Staff that it has not been subject to prior infringement claims, and has revised the disclosure accordingly.

Securities and Exchange Commission
May 14, 2007

Item 2. Management’s Discussion and Analysis, page 16
13.	We note your statement on page 17 that the registration statement contains statistical data that you obtained from industry publications and reports generated by third parties and that although you believe that the publications and reports are reliable you have not independently verified this statistical data. Please note that the issuer is subject to liability for information found in the registration statement, regardless of whether it verified the third-party data.

LiveWorld respectfully notes the Staff’s comment.

14.	We note that for a majority of your clients you provide your services through your flagship product, the LiveWorld Community Center. Please revise to expand your description of this product.

In response to the Staff’s comments, LiveWorld revised the disclosure at page 18 of the Registration Statement.
Results from Operations, page 22
15.	We note your statement on page 22 that you expect your total revenues from AOL US to decline from approximately $3.6 million in fiscal year 2006 to approximately $1.5 million in fiscal 2007 as a result of changes in AOL US needs for your services. Please expand your disclosure to discuss how this loss of approximately 20% of your revenue will impact your operations and discuss whether you expect to have any revenue from AOL US in fiscal 2008.

In response to the Staff’s comments, LiveWorld revised the disclosure at page 22 of the Registration Statement.

16.	We note that revenues from clients excluding AOL US and eBay increased 74% in fiscal year 2005 compared to fiscal year 2004, and increased 45% in fiscal 2006 from fiscal 2005. Please expand your disclosure to quantify the percentage of revenue derived from each of AOL US and eBay.

In response to the Staff’s comments, LiveWorld revised the disclosure at page 22 of the Registration Statement.

Securities and Exchange Commission
May 14, 2007

17.	We note your disclosure on page 25 regarding the settlement with the Sparks Group and the settlement of the TalkCity estate. We further note the description of the settlements on page F-20. Please expand your disclosure in this section to describe these settlements, including any losses associated with the settlements, and discuss whether you have any continuing obligations under any settlement agreement.

In response to the Staff’s comments, LiveWorld revised the disclosure at page 25 of the Registration Statement.
Reconciliation of EBITDA to Net Loss, page 27
18.	Please tell us how you have complied with Item 10(e) of Regulation S-K in your use of EB1TDA. Please provide information regarding your compliance for management’s use as a liquidity measure and a performance measure. Additionally, please tell us your basis for excluding stock-based compensation and warrant expense in arriving at EBITDA. Refer to Item 10(e) of Regulation S-K and the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003.

When including our EBITDA measure in the disclosure, LiveWorld reviewed Item 10 of Regulation S-B and related literature and concluded its inclusion was permitted and appropriate for the following reasons:
•	The disclosure included, with greater prominence than the reported EBITDA information, both Reported Net Income and Net Cash provided by operating activities.

•	The disclosure included a reconciliation in tabular form of EBITDA to Net Loss and Net Cash provided by operating activities.

•	The disclosure identified reasons why LiveWorld believes EBITDA provides useful information. The disclosure on page 27 of the Registration Statement has been expanded in this regard.

In addition, additional disclosure describing management’s internal use of EBITDA in evaluating the Company’s performance on page 27 of the Registration Statement has been added.

Finally, none of the conditions detailed in Item 10(h)(ii) of Regulation S-B exist that would prohibit the use of EBITDA.

Securities and Exchange Commission
May 14, 2007

LiveWorld supplementally advises the staff that it has historically used the EBITDA presentation reflected in the disclosure for both internal and external performance monitoring. For example, LiveWorld uses this measure to track financial performance in each management meeting. The measure has also been a factor in determining bonus and salary adjustments for the executive team.

LiveWorld has excluded stock-based compensation and warrant expenses because they are non-cash items that it often excludes in preparing internal performance analysis. The disclosure describes with specificity the adjustments and to avoid any confusion in the mind of the reader, the disclosure specifically notes that EBITDA is a non-GAAP measure and may not be comparable to similarly identified measures used by other companies. For further clarity, the disclosure has been revised to identify the measure as “Adjust EBITDA”, to reflect the exclusion of stock-based compensation and warrant expenses.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 28
19.	We note that the table sets forth information with respect to the beneficial ownership of your common stock as of January 23, 2007. Please update the table to reflect a more recent date.

In response to the Staff’s comments, LiveWorld revised the beneficial ownership table on page 28 of the Registration Statement and certain related information to be current as of April 27, 2007.

20.	Please identify the natural person that has investment control of the shares held by J. Walter Thompson, U.S.A., Inc.

J. Walter Thompson is controlled by WPP Group, PLC, a company that files reports as a foreign private issuer with the Commission. According to public reports WPP Group, PLC has a broad ownership base, with no majority stockholder or shareholding group.
Item 5. Directors, Executive Officers, Promoters and Control Persons, page 30
21.	Please revise to clarify throughout this section that you currently have only one director.

In response to the Staff’s comments, LiveWorld revised the disclosure at page 31 of the Registration Statement.

Securities and Exchange Commission
May 14, 2007

22.	We note your statement on page 31 “[t]o the best of our knowledge.” Please revise to remove this qualifying language.

In response to the Staff’s comments, LiveWorld revised the disclosure at page 31 of the Registration Statement.
Item 6. Executive Compensation, page 32
23.	Please revise to provide a narrative to the summary compensation table. Please see Item 402(c) of Regulation S-B.

In response to the Staff’s comments, LiveWorld revised the disclosure at page 32 of the Registration Statement.

24.	We note your disclosure on page 11 that you do not have long-term employment agreements with Mr. Friedman, Ms. Woodul, Mr. Christensen or any other employee. Please expand your disclosure in this section to include this information and clarify, if true, that you have no agreements relating to employment with any employees.

In response to the Staff’s comments, LiveWorld revised the disclosure at page 32 of the Registration Statement.

25.	We further note that in February 2007, in the context of a company-wide salary review that included compensation changes for multiple employees, you changed Mr. Friedman’s salary to $350,000, Ms. Woodul’s salary to $225,000 and Mr. Christensen’s salary to $225,000. Please expand your disclosure to identify those individuals who participated in the salary review and discuss the basis for the increases in compensation. We note your disclosure on page 31 that you do not have a formal compensation committee.

In response to the Staff’s comments, LiveWorld revised the disclosure at page 32 of the Registration Statement.
Item 7. Certain Relationships and Related Transactions, page 34
26.	We note your description of certain relationships and related party transactions on pages F-18 and F-19. Please revise to provide this information in this section.

Securities and Exchange Commission
May 14, 2007

In response to the Staff’s comments, LiveWorld revised the disclosure at page 34 of the Registration Statement.
Part II
Item 4. Recent Sales of Unregistered Securities, page 40
27.	Please expand your disclosure to clarify which exemption you are relying upon for each security issuance and provide the basis of your reliance such exemption, including addressing specifically the limitations in Rule 701 of the Securities Act. In addition, please identify the purchasers of your shares on September 11, 2006 and December 22, 2006.

In response to the Staff’s comments, LiveWorld revised the disclosure at page 42 of the Registration Statement.

LiveWorld supplementally advises the Staff that the full list of purchasers of Common Stock on December 22, 2006 is listed below. LiveWorld we respectfully requests that the identity of South Fork Ventures, LLC, Abundance Partners LP, Jean Louis Gassee, John C Chiang, Hank Wuh, or Yiping Zhu not be identified in the interest of privacy. LiveWorld hereby confirms that all parties that are required to be disclosed in Item 7. Certain Relationships and Related Transactions have been appropriately disclosed.

J. Walter Thompson U.S.A., Inc.	$1,325,002.31	2,435,666
The Weinman Family Trust Dated September 25, 1998	$199,999.97	367,647
Presidio Group LLC	$99,999.72	183,823
South Fork Ventures, LLC	$99,999.72	183,823
Abundance Partners LP	$74,999.65	137,867
Jean Louis Gassee	$49,999.59	91,911

Securities and Exchange Commission
May 14, 2007

John C. Chiang	$49,999.59	91,911
Hank C. K. Wuh	$49,999.59	91,911
Yiping Zhu	$49,999.59	91,911
Financial Statements
Statement of Operations, page F-4
28.	We note your classification of your “equity in net loss of unconsolidated affiliate” outside of operations yet before other income (expense) line items within your Statement of Operations. Please tell us how you have complied with Rule 5-03 of Regulation S-X regarding the classification of this line item.

LiveWorld advises the Staff that the line item has been moved to the appropriate location, and we are now in compliance with Rule 5-03 of Regulation S-X.
Note 2. Summary of Significant Accounting Polices
Property and Equipment, page F-8
29.	Please tell us how your policy to expense leasehold improvements at the time incurred complies with GAAP. It would appear that these amounts would meet the capitalization criteria and have future benefit to the company.

LiveWorld advises the Staff that this statement was an error and we have not previously nor will we in the future be expensing leasehold improvements, and have revised our disclosure accordingly.
Note 3. Stock Based Compensation, page F-10
30.	Please tell us and disclose the effect on your financial statements of increasing the price of most stock options issued in 2004 and 2005 to fair market value in response to Rule 409a, if any. Please tell us the accounting literature used by management to support accounting treatment.

Securities and Exchange Commission
May 14, 2007

Following IRS guidance regarding Rule 409A, LiveWorld repriced the exercise price of specified options upwards to equal the market price on the date of grant. The affected grants included grants made in fiscal 2003 to 2005 that included stock vesting occurring after January 1, 2005. This upward repricing caused the accounting of those stock options based on intrinsic value to have no expense because the options were effectively granted at market price.

In evaluating the accounting treatment of this transaction, LiveWorld reviewed EITF 00-23: Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25. and FASB interpretation No. 44.

Under EITF 00-23, the Task Force concluded factors that introduce uncertainty about whether the award’s term will be modified again in the future shall cause a variable accounting treatment, even when it is an increase in the exercise price or a decrease in the number of shares under an award. These factors include a) the option or award has been similarly modified in the past; b) the modification results form the employer’s assessment of the grantee’s performance; and c) other factors indicate that similar modifications are possible in the future.

With respect to the grants in question, LiveWorld increased the price of the options to eliminate the tax burden on the option holder that would have resulted pursuant to the tax changes associated with the adoption of Rule 409A. LiveWorld concluded that variable accounting would not be appropriate because: a) option grants in past have not been modified; b) the repricing was a company-wide modification motivated solely by a change in applicable tax law and not the performance of the employee base; and c) there are no other factors that indicate similar modifications are possible in the future and we have not made any modifications since that date.

31.	Please explain to us why your incremental pro forma compensation expense under SFAS 123 for 2004 has a positive impact on net income. In addition, please revise the reported diluted EPS for 2004 to agree to the amount per the statement of operations. Finally, please provide us with your calculation for arriving at pro forma diluted earnings per share for 2005 as we have been unable to recalculate the amount.

LiveWorld advises the Staff we have revised our filing and our disclosure regarding the compensation expense having a positive impact on net income. In the previous filing an error was made by combining compensation expense recognized under APB 25 and compensation expense recognized under FAS 123. It is the expense associated with APB 25

Securities and Exchange Commission
May 14, 2007

which is being added back to the loss which results in the positive impact on the pro forma net income for the period. Prior to December 31, 2005 we had stock option grants that required us to recognize variable compensation expense due to the fact these options were granted below the fair market value at the time of grant. Accordingly we measured the compensation expense as the amount by which the quoted market value of the shares exceeded the price of the options granted to the employees. These measurements were addressed on a quarterly basis, and the expense was adjusted either due to increases or decreases in the quoted market value of the shares between the measurement date and the date of grant of the options. The compensation expense accrued over the vesting period was adjusted quarterly for changes either increases or decreases in the quoted value of the shares. As the stock price decreased in 2004, the accrued expense from previous periods was reduced as a result of the decrease in the stock price. This resulted in the positive impact on net income for the pro forma compensation expense in our footnote. We have revised to show compensation expense under both APB 25 and FAS 123 which had been combined previously. Please see the disclosure on F-15.

We have revised our diluted EPS to agree with the amount on our statement of operations. Please see the disclosure on page F-15. Additionally we have revised our disclosure for the pro forma diluted EPS for 2005. Please see the disclosure on page F-15.
Note 5. Equity Investment, page F-15
32.	Please tell us how you have accounted for the agreement to issue a substantial number of warrants to WPP. Please cite all appropriate accounting literature relied upon by management to form their conclusion. Specifically tell us why the fair market values of the warrants are considered an expense of the company as opposed to an investment in the joint venture. It would appear that the warrants were issued as an inducement to WPP to enter into the JV. Additionally, please tell us how you intend to account for the warrants to be issued based upon the performance of the joint venture. Lastly, please tell us how the issuance of the warrants was considered in your FIN 46(R) analysis.
1)	Initially we reviewed FAS 150 and determined this was not in the scope of this accounting treatment.

2)	LiveWorld reviewed EITF 00-19 to determine whether the warrants should be classified as an asset, a liability or as equity. Specifically, LiveWorld reviewed paragraphs 12-32 to determine whether the warrants met the requirements for recording them as equity. After going through this review we fold that the warrants did not constitute either an asset or a liability to us. Therefore we concluded that proper entry to our balance sheet should be in the equity section.

3)	Additionally we reviewed EITF-96-18 to determine the measurement date for the warrants and concluded the measurement date was the date the warrants were issued, as the warrants were fully vested and non-forfeitable at that date, so it was deemed performance was complete.

Since there was no contractual commitment by WPP to generate future sales of products or services for us, we concluded that the warrants should be expensed vs. capitalized. We considered EITF 01-9 and related interpretations for guidance on the classification of the warrant expense. We concluded that EITF 01-9 was not applicable to this transaction, as WPP is a sales representative and not a reseller or a customer. As such, we expensed the entire amount in the third quarter of 2006, when the warrants were issued to WPP. We intend to expense any future warrants issued to WPP, as achievement of the sales milestones related to the issuance of those warrants become probable.

Securities and Exchange Commission
May 14, 2007

4)	In our review of FIN 46 (R) — Given both LiveWorld and WPP funded the JV each with $250,000, each party has the right to receive the expected residual returns of the entity, and each party has voting rights proportionate to their economic interest in the JV. Given these characteristics exist, we did not find FIN 46 (R) to be relevant and thus we do not believe the financial statements need to be consolidated.
Note 11. Certain Relationships and Related Party Transactions, page F-18
33.	With respect to the $100,000 loan made to Ms. Woodul and the loan made to Mr. Christensen associated with his early exercise of stock options, please tell us where on the balance sheet the outstanding loan balances were recorded in 2004 and 2005, and how you recorded the cash flows related to both the sale of shares by them to you for cash and the subsequent payment by them of the proceeds to you in satisfaction of their loans.

We reviewed Opinion 25 Arrangements That Reduce the Employee’s Cash Outlay on Exercise Price of options.

Please note that all dollar amounts are in thousands.

The loan from LiveWorld to Ms. Woodul is recorded under the Stockholders’ equity: Note receivable from stockholder. In 2004 this amount was ($93) and in 2005 it was

Securities and Exchange Commission
May 14, 2007

($87). In addition, the cash flow for the repayment of the loan is recorded under the Cash flows from financing activities: Proceeds from repayment of note receivable from stockholder. In 2005 this amount was $6 and in 2006 it was $87.

The cash flows used by LiveWorld to purchase the shares are recorded under Cash flows from financing activities: Repurchase of common stock. In 2006, this amount was $204 and includes the cash flow for the shares purchased from Ms. Woodul and Mr. Christensen.

The loan to Mr. Christensen was not booked to the balance sheet. LiveWorld has reviewed the accounting literature regarding “Employee Stock Options and Awards and Other Deferred Compensation Plans” as well as “Arrangements That Reduce the Employee’s Cash Outlay under Opinion 25. After a thorough review of the literature LiveWorld concluded the note should be treated as an outstanding option grant and subject to variable accounting. Therefore there was nothing recorded to the balance sheet.

The proceeds from the repayment of the loan were recorded under Cash flows from financing activities: Proceeds from exercise of stock options. In 2006 the amount was $71. The cash flows from LiveWorld’s purchase of the shares is recorded in Cash flows from financing activities: Repurchase of common stock. In 2006 this amount was $204 and includes the cash flow for the shares purchased from Mr. Christensen and Ms. Woodul.
Note 12. Commitments and Contingencies, page F-19
34.	We note from your disclosure in your risk factors section at page 14 that you have service level agreement guarantees. Please tell us what consideration you gave to disclosing these guarantees in your footnotes.

LiveWorld has various service level agreements (“SLA”) wherein a penalty could be assessed for our failure to meet specified service levels. LiveWorld advises the Staff that the penalties incurred to date have not had a material impact on the operations of the business. In response to the Staff’s comments, LiveWorld revised the disclosure at page F-19 of the Registration Statement.

Part III

Securities and Exchange Commission
May 14, 2007

35.	We note the amendment to the registration statement filed on April 17, 2007, and the request for confidential treatment for portions of several exhibits. We will review and provide comments on your request under a separate letter.
Conclusion
     LiveWorld hereby acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
     Please direct your questions or comments to Michael Post of this office (650-849-3124) or me (650-565-3599). In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Post and me at 650-493-6811. Thank you for your assistance.
Sincerely,
/s/ John B. Turner
John B. Turner
cc:	Peter Friedman David Houston